November 12, 2004

MAIL STOP 0511

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

Re:	Tintic Gold Mining Company
Registration Statement on Form SB-2
Filed October 14, 2004
	File No. 333-119742

Dear Mr. Christopulos:

	We have completed a preliminary reading of your registration statement. It appears that your document fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, or the requirements of the Form. For this reason, we will not perform a detailed examination of the prospectus and will not issue comments until these material deficiencies, indicated below, are addressed.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 6932 (April 13, 1992).

Your disclosure in the Form SB-2 filed on October 14, 2004, indicates that Tintic Gold Mining Company, incorporated in Nevada ("Tintic-Nevada"), is a developmental stage company issuing penny stocks. As of August 31, 2004, you had no assets other than cash of $25,651, no revenues, no operations and no employees, and it appears that the officers only work part-time for the company. The company is not raising any capital under this registration statement and has no plan of financing. Further, the company states on page 5, "[i]n the event we cannot attract the necessary financing to engage in mining exploration . . . we will be required to entertain and implement other business strategies, including the possibility of strategies not related to mining." To date, you have not taken any substantive steps in furtherance of a business plan and the company lacks a specific plan.



In order to further evaluate the company`s business, it is necessary and relevant to review the prior business of Tintic Gold Mining Company of Utah ("Tintic-Utah"). As you disclose, on page 12 of the Form SB-2, your predecessor, Tintic-Utah, entered into a reverse acquisition with Kiwa Bio-Tech Products Group Corporation on March 12, 2004. Tintic-Nevada was organized on March 8, 2004, for the purpose of acquiring all of Tintic-Utah`s mineral properties and related assets. The officer and directors are the same for both companies. Tintic-Utah`s Form 10-KSB for the year ended December 31, 2003, reveals that on December 31, 2003, Tintic-Utah had no assets other than cash of $2,792, no revenues, no operations and no employees.

On Tintic-Utah`s Form 10-SB, Amendment No. 1, filed on November 15, 2001, Tintic-Utah disclosed that its main business purpose was "to pursue business opportunities and raise capital, thus permitting it to (1) develop its existing mining properties, (2) to develop, explore and acquire or lease other mining properties, and/or (3) to otherwise locate consummate a merger or acquisition with another entity, preferably an entity involved in or with precious metals." Further, Tintic-Utah`s Form 10-SB discloses that the company had no assets other than cash of $39,314, no revenues from operations and no employees.

On Tintic-Utah`s Forms 10-KSB, filed December 31, 2001, 2002 and 2003, the disclosure reveals that Tintic-Utah had no development of its existing mining properties and did not develop explore, acquire or lease other mining properties. We also note that the company`s Form 8-K of March 12, 2004 discloses that "[s]ince the Registrant reorganized itself in 2001, it had not yet commenced or engaged in any mining exploration activities and had not yet reached or achieved planned operations." It appears during this time that the company had no operations other than seeking a merger or acquisition. The Form 10-KSB for December 31, 2002 reveals that Tintic-Utah was pursuing a potential reorganization or acquisition transaction with a start up company engaged in the voice mail technology business. In 2004, Tintic-Utah completed a reverse acquisition with Kiwa, a company engaged in commercialization of bio-technical research.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure substantially throughout your registration statement to comply with Rule 419 of Regulation C. Please note that the shares being distributed as a stock dividend should be escrowed pursuant to Rule 419. In the alternative, you may provide us supplementally with a detailed explanation as to why Rule 419 does not apply to this offering and provide a specific business plan for the next twelve months.

We note that the transactions being registered do not completely cover the distribution of the securities that will result when the Tintic-Nevada shareholders sell their shares. Because the shareholders of Tintic-Utah will be mere conduits for a wider distribution of the Tintic-Nevada securities, they will be receiving restricted securities that can only be offered pursuant to registration under the Securities Act. Refer to Staff of the Division of Corporation Finance letter to the NASD Regulation, Inc. (January 21, 2000). Please revise the registration statement to discuss the restrictions on resale by the Tintic-Nevada shareholders.


	As long as it remains in its present form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. Feel free to call Thomas Kluck at (202) 824-5262 with any questions. We look forward to working with you to address these concerns.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	John Michael Coombs
	Fax (801) 467-3256

Tintic Gold Mining Company
November 12, 2004
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